UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
January 6, 2017

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

KaloBios Pharmaceuticals, Inc.

File No. 001-35798 CF#34264

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KaloBios Pharmaceuticals, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on filed on September 23, 2016, as amended.

Based on representations by KaloBios Pharmaceuticals, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.1	through September 23, 2019
Exhibit 4.1	through September 23, 2019
Exhibit 10.9	through September 23, 2019

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary